UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

September 2, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

D. Medical Industries Ltd. ("D. Medical") today announced that it has filed a shelf registration statement on Form F-3 with the Securities and Exchange Commission (“SEC”).  Under the shelf registration statement, when declared effective by the SEC, D. Medical may offer and sell from time to time in the future, in one or more public offerings, up to $25 million of ordinary shares, debt securities, warrants, subscription rights or units, or any combination thereof.  The specifics of any future offering, along with the prices, terms, and the use of proceeds of any such securities offered by D. Medical, will be determined at the time of any such offering and will be described in detail in a prospectus supplement filed at the time of any such offering.

D. Medical's shelf registration statement has been filed with the SEC but has not yet become effective. The securities registered may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This report does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. Any offering of the securities covered by the registration statement will only be by means of a prospectus and an accompanying prospectus supplement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer